Termination of Equity Transfer Agreement

This Termination of Equity Transfer Agreement ("Termination") is entered as of October 31, 2024 (the "Effective Date"), by and between **SC Autosports, LLC** ("SCA") and **Olen Rice** ("Rice")

WHEREAS, SCA and Rice are the parties to that certain Equity Transfer Agreement of Northern Group, dated June 17, 2023 (the "Equity Transfer Agreement"), and Supplementary Agreement to the Equity Transfer Agreement of Northern Group, dated March 12, 2024 (the "Supplementary Agreement"); and

WHEREAS, the Equity Transfer Agreement and Supplementary Agreement, as the same may have been amended or modified from time to time are herein collectively called the "Agreements"; and

WHEREAS, the "Escrowed Stock" (as defined in the Equity Transfer Agreement) have never been issued to Rice and remain in escrow; and

WHEREAS, SCA and Rice agree that the targets and other objectives of the Agreements have not been met; and

WHEREAS, after consultation, both parties have agreed to terminate the Agreements upon the terms conditions contained herein;

NOW, THEREFORE, in consideration of $10.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the parties agree as follows:

1. <u>**Termination.**</u> The Agreements are terminated as of the date hereof.

2. <u>**Reconveyance of NGI Interests.**</u> SCA

5. **Taxes, Liens, Liabilities, and Stock Ownership.** Subject to the provisions of Section 12, SCA represents and warrants to Rice that for the period that SCA has owned NGI (the "Ownership Period"):

(a) **Filing of Tax Returns.** NGI timely filed with the appropriate governmental entities all tax returns that it was required by law to file ("Tax Returns"), and that (i) all such Tax Returns are true, complete and correct in all material respects, and (ii) all taxes due and owing by NGI (whether or not shown on any Tax Return) have been or will be timely paid. However, to the extent any Tax Returns were prepared under the direction of Rice, and SCA makes no representation or warranty with regard to any matters specifically directed by or under Rice.

(b) **Copies of Tax Returns.** SCA will provide to Rice true, correct and complete copies of all Tax Returns covering any portion of the Ownership Period to the extent that such Tax Returns are not already in the possession or control of NGI or Rice.

(c) **Tax Classifications and Withholding.** NGI (i) classified all individuals who perform services for them correctly under all applicable laws and regulations as employees, independent contractors or leased employees, as applicable; (ii) complied in all material respects with all applicable laws and regulations relating to the payment and withholding of taxes and has properly and timely withheld all material taxes required to be withheld by NGI; and (iii) properly and timely paid all such withheld taxes to the appropriate governmental entity or has properly set aside such withheld amounts in accounts for such purpose. However, to the extent any matters described in this Section 5(c) were taken under the direction of Rice, and SCA makes no representation or warranty with regard to any matters taken by or at the direction of Rice.

(d) **Liens.** SCA did not create, nor cause by action or inaction, NGI or any other third party to create, any liens upon any of NGI's assets or shares of NGI stock. If Rice, in his capacity as an officer of NGI, caused any lien to be created on NGI assets or NGI, SCA shall not be responsible for breach of this representation and warranty.

(e) **Liabilities.** SCA did not create, nor cause NGI to create, any liabilities or indebtedness of any nature, except for (i) liabilities shown on NGI's financial statements, (ii) liabilities arising out of actions of NGI before SCA became its sole shareholder, or (iii) liabilities incurred in the ordinary course of business known by Rice or during a time when Rice served as President of NGI. SCA did not cause NGI to enter into any contract or agreement not disclosed to Rice, nor did NGI enter into any such contract or agreement.

6. **Ownership of NGI Shares.** SCA is the owner of all issued and outstanding shares of stock which it acquired from Rice, nor has SCA caused NGI to issue any shares other than the share acquired from Rice ("NGI Shares"), free and clear of all liens or any other restrictions on transfer. SCA has all requisite power and authority to sell, transfer, assign and deliver the NGI Shares as provided herein and any other document necessary to effectuate the terms hereof. SCA has not granted any option, warranties or other rights in and to the NGI Shares.

7. **Authority.** SCA has all requisite power and authority to execute, deliver and perform its obligations under this Termination and each other agreement entered into by SCA in connection with the transactions contemplated by this Termination (collectively, the "Transaction Documents"). The execution, delivery and performance of this Termination and the other Transaction Documents and the compliance by SCA with the provisions of this Termination and each Transaction Document to which it is a party, have been duly authorized by SCA.

8. **Certain Tax Matters.** Subject to the provisions of Section 12, the following provisions shall govern the allocation of responsibility as between SCA and Rice for certain tax matters before and after the Effective Date:

(a) **Tax Returns.** Rice and NGI will be responsible for the filing of the 2024 tax returns attributable to NGI. SCA will be responsible for any tax arising out of the operations of NGI during the Ownership Period, but only to the extent of that any funds distributed to SCA by NGI during such period rendered NGI's remaining funds insufficient to pay such taxes. Rice will be responsible for any tax in excess of NGI reserves arising from NGI's net revenues prior to the Effective Date, except to the extent the reserves are insufficient due to a breach by SCA of any of the representations and warranties set forth above.

(b) **Cooperation.** Rice, NGI and SCA shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of federal and state tax returns pursuant to this Section 8 and any audit, litigation or other proceeding with respect to NGI's tax obligations. Such cooperation shall include the retention and (upon any other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. NGI, SCA, and Rice agree (i) to retain all books and records with respect to tax matters pertinent to NGI relating to any taxable period beginning before the Effective Date until expiration of the statute of limitations (and, to the extent notified by Rice or SCA, any extensions thereof) of the respective tax periods, and to abide by all record retention agreements entered into with any governmental entity that has jurisdiction over NGI, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Rice, NGI or SCA, as the case may be, shall allow the other party to take possession of such books and records.

9. **Certain Tax Claims.**

(a) **Audits.** Each party hereto will promptly notify the other parties hereto in writing upon receipt by such party of notice of any pending or threatened audit, examination or proceeding by a governmental entity in respect of which an indemnity may be sought pursuant to this Section 9 (a "Tax Claim"); provided, however, that the failure of such party to give prompt notice shall not relieve the other parties of any of their obligations under this Section 9, except to the extent the other parties can demonstrate actual prejudice as a result of such failure.

(b) **Disputes Under SCA's Control.** SCA shall control and resolve any Tax Claim relating to the Ownership Period at SCA's cost and expense; provided, however, that Rice shall have the right, at Rice's own expense, to participate in, and consult with SCA regarding any such Tax Claim. SCA may not settle, compromise or resolve any

Tax Claim without the consent of Rice, which consent shall not be unreasonably withheld, conditioned or delayed, if that settlement, compromise, or resolution would require a payment from Rice personally or NGI or create an ongoing tax obligation for Rice or NGI.

(c) **Disputes Under Rice's Control.** SCA shall have the right to participate jointly with Rice in representing the interests of NGI in any Tax Claim relating to a tax year in which SCA owned NGI for only part of that year (a "Straddle Period"), at SCA's cost and expense. Any settlement or other disposition of any Tax Claim relating to a Straddle Period may only be made with the consent of SCA and Rice, which consent shall not be unreasonably withheld, conditioned or delayed. Rice shall have sole control over any Tax Claim relating to a tax period that begins after the Effective Date.

(d) **Tax Indemnification by SCA.** Subject to the provisions of Section 12, SCA shall indemnify NGI and Rice from and hold them harmless against: (i) any losses attributable to any breach of or inaccuracy in any representation or warranty made in Section 5; (ii) any losses attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this Section 9; and (iii) all tax obligations of NGI relating to any of NGI's revenues that were remitted to SCA during the Ownership Period and which were not previously paid to the taxing authority. SCA shall pay any taxes which it is responsible to pay under this Section 9(d) upon a determination that a tax is payable or on written demand by Rice, whichever is later.

(e) **Tax Indemnification by NGI and Rice.** NGI and Rice shall jointly and severally indemnify SCA from and hold it harmless against: (i) any losses attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this Section 9; (ii) all tax obligations of NGI relating to NGI's revenues other than during the Ownership Period; and (iii) any tax obligations that are not expressly assigned to SCA under this Termination. NGI and Rice shall pay any taxes for which either of them is responsible under this Section 9(e) upon a determination that a tax is payable or on written demand by SCA, whichever is later.

10. **Indemnifications and Agreements Relating to Champion Motor Sports Lawsuit.** SCA hereby indemnifies Rice, NGI, and the other Indemnitees named below against any of the costs described in Subsections (b) and (c) below which may be incurred by Rice, NGI, or another Indemnitee in relation to that certain lawsuit styled Champion Motor Sports Group, LLC d/b/a Coleman Powersports v. SC Autosports, LLC d/b/a Kandi America, Kandi Technologies Group, Inc., Cause No. DC-24-00973, in the 192nd District Court, Dallas County, Texas (the "Action").

(a) Rice and NGI shall cooperate to the fullest extent permitted by law with SCA's defense of the Action, including by providing such consultation, testimony, documents of all kinds (whether in electronic of physical media), and/or other assistance that may be requested by SCA or its legal counsel in connection with the Action.

(b) SCA shall indemnify and hold harmless Rice and NGI, its officers, directors, owners, employees, agents, attorneys and any successors and assigns to Rice's interest in NGI (collectively, "Indemnitees") against any claims, actions, causes of action or assertions of

any kind (including, without limitation, reasonable attorneys and consultants fees) made against any of the Indemnitees in the Action, including defense costs.

(c) To the extent that any final and non-appealable monetary judgment is rendered against any of the Indemnitees in the Action, SCA will pay the amount of that judgment.

(d) None of Rice, NGI, nor any other Indemnitee shall have any right to refuse to accept a settlement negotiated by SCA in the Action, except to the extent that the terms of the settlement include injunctive relief that either requires an Indemnitee to take certain actions (excluding payment of monetary amounts) or refrain from taking certain actions.

11. **Survival.** Notwithstanding anything in this Termination to the contrary, the provisions of Sections 5 - 12 shall survive the closing of the transactions contemplated hereby for the full period of all applicable statutes of limitations plus 60 days, and shall then terminate.

12. **Limitation on Remedies of Rice for Breach of Representations and Warranties**. For the avoidance of doubt, Rice may not bring a claim based on a breach of any representation or warranty of SCA contained in this Agreement, if the facts giving rise to the claim were controlled by Rice in his capacity as an officer or employee of NGI during the Ownership Period.

Executed as of the date first above written.

SC Autosports, LLC

By: ______________________
Raymond Yu, CEO

____
Olen Rice

Consented, approved, and agreed to:

Kandi Technologies, Inc.

By: ______________________

Name/Title: ______________________

2024.12.6.

Consented and agreed to:

Northern Group, Inc.

By: ______________________
Olen Rice, President